UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Williams Partners L.P.

(Name of Issuer)

Common Units Representing Limited Partner Interests

(Title of Class of Securities)

96950F104

(CUSIP Number)

James J. Bender
One Williams Center
Tulsa, Oklahoma 74172-0172
(918) 573-2000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

April 6, 2006

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 96950F104

1.	Name of Reporting Person: The Williams Companies, Inc.		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Source of Funds (See Instructions): OO (please see Item 3)

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0

		8.	Shared Voting Power:* 1,250,000 common units

		9.	Sole Dispositive Power: 0

		10.	Shared Dispositive Power:* 1,250,000 common units

11.	Aggregate Amount Beneficially Owned by Each Reporting Person:* 1,250,000 common units

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 17.8%

14.	Type of Reporting Person (See Instructions): HC;CO

* The Williams Companies, Inc. also may be deemed to beneficially own 7,000,000 subordinated units representing limited partner interests in Williams Partners L.P., which may be converted into common units on a one-for-one basis upon the satisfaction of certain financial tests set forth in the Amended and Restated Agreement of Limited Partnership of Williams Partners L.P., which is incorporated herein by reference.

CUSIP No. 96950F104

1.	Name of Reporting Person: Williams Energy Services, LLC		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Source of Funds (See Instructions): OO (please see Item 3)

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0

		8.	Shared Voting Power:* 821,761 common units

		9.	Sole Dispositive Power: 0

		10.	Shared Dispositive Power:* 821,761 common units

11.	Aggregate Amount Beneficially Owned by Each Reporting Person:* 821,761 common units

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 11.7%

14.	Type of Reporting Person (See Instructions): OO - limited liability company

* Williams Energy Services, LLC also directly owns 887,450 subordinated units representing limited partner interests in Williams Partners L.P. and may be deemed to be the beneficial owner of an additional 3,714,411 subordinated units, all of which may be converted into common units on a one-for-one basis upon the satisfaction of certain financial tests set forth in the Amended and Restated Agreement of Limited Partnership of Williams Partners L.P., which is incorporated herein by reference.

CUSIP No. 96950F104

1.	Name of Reporting Person: Williams Energy, L.L.C.		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Source of Funds (See Instructions): OO (please see Item 3)

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0

		8.	Shared Voting Power:* 447,308 common units

		9.	Sole Dispositive Power: 0

		10.	Shared Dispositive Power:* 447,308 common units

11.	Aggregate Amount Beneficially Owned by Each Reporting Person:* 447,308 common units

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 6.4%

14.	Type of Reporting Person (See Instructions): OO - limited liability company

* Williams Energy, L.L.C. also owns 2,504,925 subordinated units representing limited partner interests in Williams Partners L.P., which may be converted into common units on a one-for-one basis upon the satisfaction of certain financial tests set forth in the Amended and Restated Agreement of Limited Partnership of Williams Partners L.P., which is incorporated herein by reference.

CUSIP No. 96950F104

1.	Name of Reporting Person: MAPCO Inc.		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Source of Funds (See Instructions): OO (please see Item 3)

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0

		8.	Shared Voting Power:* 447,308 common units

		9.	Sole Dispositive Power: 0

		10.	Shared Dispositive Power:* 447,308 common units

11.	Aggregate Amount Beneficially Owned by Each Reporting Person:* 447,308 common units

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 6.4%

14.	Type of Reporting Person (See Instructions): CO

* MAPCO Inc. also may be deemed to beneficially own 2,504,925 subordinated units representing limited partner interests in Williams Partners L.P., which may be converted into common units on a one-for-one basis upon the satisfaction of certain financial tests set forth in the Amended and Restated Agreement of Limited Partnership of Williams Partners L.P., which is incorporated herein by reference.

CUSIP No. 96950F104

1.	Name of Reporting Person: Williams Partners Holdings LLC		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Source of Funds (See Instructions): OO (please see Item 3)

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0

		8.	Shared Voting Power:* 428,239 common units

		9.	Sole Dispositive Power: 0

		10.	Shared Dispositive Power:* 428,239 common units

11.	Aggregate Amount Beneficially Owned by Each Reporting Person:* 428,239 common units

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 6.1%

14.	Type of Reporting Person (See Instructions): OO - limited liability company

* Williams Partners Holdings LLC also owns 2,398,139 subordinated units representing limited partner interests in Williams Partners L.P., which may be converted into common units on a one-for-one basis upon the satisfaction of certain financial tests set forth in the Amended and Restated Agreement of Limited Partnership of Williams Partners L.P., which is incorporated herein by reference.

CUSIP No. 96950F104

1.	Name of Reporting Person: William Partners GP LLC		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Source of Funds (See Instructions): OO (please see Item 3)

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0

		8.	Shared Voting Power: 0

		9.	Sole Dispositive Power: 0

		10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person:* 0

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 0%

14.	Type of Reporting Person (See Instructions): HC; OO - limited liability company

* Williams Partners GP LLC, the sole general partner of Williams Partners L.P., owns a 2% general partner interest in and incentive distribution rights (which represent the right to receive increasing percentages of quarterly distributions in excess of specified amounts) in Williams Partners L.P.

Introduction
     This Amendment No. 1 amends Items 3, 4, 5 and 7 and Schedule 1 of the Schedule 13D filed by The Williams Companies, Inc., Williams Energy Services, LLC, Williams Energy, L.L.C., MAPCO Inc., Williams Partners Holdings LLC and Williams Partners GP LLC (collectively, the “Reporting Persons”) with the SEC on September 2, 2005 (the “Original Schedule 13D”). This statement relates to common units representing limited partner interests (“Common Units”) of Williams Partners L.P., a Delaware limited partnership (the “Issuer”). Unless specifically amended hereby, the disclosure set forth in the Original Schedule 13D shall remain unchanged.
Item 3. Source and Amount of Funds or Other Consideration
     The information previously provided in response to this Item 3 is hereby amended by adding the following:
     On November 29, 2005, two Listed Persons, as set forth on Schedule 1, each acquired beneficial ownership of 2,326 Common Units as grants of restricted Common Units under the Williams Partners GP LLC Long-Term Incentive Plan as compensation for their service as a member of the board of directors of GP LLC.
     On December 15, 2005, a Listed Person, as set forth on Schedule 1, acquired beneficial ownership of 1,494 Common Units as grants of restricted Common Units under the Williams Partners GP LLC Long-Term Incentive Plan as compensation for their service as a member of the board of directors of GP LLC.

Item 4. Purpose of Transaction
     The information previously provided in response to this Item 4 is hereby amended by replacing the text thereof in its entirety with the following:
     The Common Units reported in Item 3 above were acquired for investment purposes.
     Pursuant to the Amended and Restated Limited Liability Company Agreement of GP LLC (the “GP LLC Agreement”), WES has the right to appoint the board of directors of GP LLC. Through the right to appoint the board of directors of GP LLC pursuant to the GP LLC Agreement, WES and, through its 100% direct ownership of WES, TWC have the ability to influence the management policies and control of the Issuer with the aim of increasing the value of the Issuer, and thus, the Reporting Persons’ investment.
     The Subordinated Units owned of record by WES, WE, Williams Pipeline and Holdings are convertible into Common Units on a one-for-one basis once certain financial tests set forth in the Issuer’s Partnership

Agreement are met. Each of WES, WE, Williams Pipeline and Holdings may distribute the Common Units issued upon conversion of the Subordinated Units to their respective members, although they may elect to dispose of some or all of the Subordinated Units earlier in public or private transactions.
     Pursuant to the terms of the Issuer’s Partnership Agreement, among other conditions, GP LLC may not be removed from its position as general partner of the Issuer unless 66-2/3% of the outstanding Common and Subordinated Units, voting together as a single class, including units held by GP LLC and its affiliates, vote to approve such removal and the Issuer receives an opinion of counsel regarding limited liability and tax matters. Any removal of GP LLC is also subject to the approval of a successor general partner by the vote of the holders of a majority of the outstanding Common and Subordinated Units, voting as separate classes. The ownership of more than 33-1/3% of the outstanding units by GP LLC and its affiliates would give them the practical inability to prevent GP LLC’s removal. As of the closing of the Offering and after the exercise of the Option, TWC indirectly owns a 100% interest in GP LLC and approximately 60% of the outstanding Common and Subordinated Units. Because the Reporting Persons control greater than 33-1/3% of the outstanding units, they can prevent the removal of GP LLC.
     The Issuer’s Partnership Agreement contains specific provisions that are intended to discourage a person or group from attempting to remove GP LLC as the Issuer’s general partner or otherwise change the Issuer’s management. If any person or group other than GP LLC and its affiliates acquires beneficial ownership of 20% or more of any class of units, that person or group loses voting rights on all of its units. This loss of voting rights does not apply to any person or group that acquires the units from GP LLC or its affiliates and any transferees of that person or group approved by GP LLC or to any person or group who acquires the units with the prior approval of the board of directors of GP LLC.
     Under the Partnership Agreement, the Issuer has agreed to register for resale under the Securities Act and applicable state securities laws any Common Units, Subordinated Units or other partnership securities proposed to be sold by GP LLC or any of its affiliates or their assignees if an exemption from the registration requirements is not otherwise available. These registration rights continue for two years following any withdrawal or removal of GP LLC as the Issuer’s general partner.
     TWC may lend money to the Issuer from time to time in the future pursuant to the revolving credit facility described in Item 6 below to fund the Issuer’s working capital borrowings. The decision to borrow money will be based on the Issuer’s working capital needs in the future. Further, subject to the limitations contained therein, the Issuer may borrow money from time to time in the future pursuant to TWC’s amended and restated credit agreement described in Item 6 below for general corporate purposes, including acquisitions.
     On April 6, 2006, the Issuer entered into a Purchase and Sale Agreement (the “Purchase Agreement”) with WES, Williams Field Services Group, LLC (“WFSG”), Williams Field Services Company, LLC (“WFSC”), GP LLC and Williams Partners Operating LLC, the operating subsidiary of the Issuer (“Williams OLLC”). Pursuant to the Purchase Agreement, WES, WFSG, WFSC and GP LLC will contribute to the Issuer a 25.1% membership interest in Williams Four Corners LLC (“Four Corners”) for aggregate consideration of $360.0 million. Prior to or at closing, WFSC will contribute to Four Corners its natural gas gathering, processing and treating assets in the San Juan Basin in New Mexico and Colorado. The closing of the Purchase Agreement is subject to the satisfaction of a number of conditions, including the Issuer’s ability to obtain financing and the receipt of all necessary consents. On April 8, 2006, the Issuer filed a registration statement on Form S-1 registering the sale of 8,050,000 Common Units (the “Form S-1”). The Form S-1 stated that the net proceeds of the sale of the 8,050,000 Common Units, together with the net proceeds from a private placement of senior notes of the Issuer, would be used to, among other things, pay the aggregate consideration of $360.0 million in exchange for the 25.1% membership interest in Four Corners. The proposed acquisition of the 25.1% membership interest in Four Corners and the proposed equity and debt offerings, if consummated by the Issuer, could materially change its present capitalization.
     As of the date of this Schedule 13D, none of the Reporting Persons, and to the Reporting Persons’ knowledge, none of the Listed Persons has any plans or proposals which relate to or would result in any of the following actions, except as disclosed herein and except that the Reporting Persons or their affiliates or the Listed Persons may, from time to time or at any time, subject to market and general economic conditions, the expiration of the 180-day lock-up agreement entered into by the Reporting Persons and certain of the Listed Persons in connection with the Offering and other factors, purchase additional Common Units in the open market, in privately negotiated transactions or otherwise, or sell at any time all or a portion of the Common Units or Subordinated Units now owned or hereafter acquired by them to one or more purchasers:
•	the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

•	an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

•	a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

•	any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

•	any material change in the present capitalization or dividend policy of the Issuer;

•	any other material change in the Issuer’s business or corporate structure including but not limited to, if the Issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940;

•	changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

•	causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

•	a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

•	any action similar to any of those enumerated above.
     Depending on the factors described in the preceding paragraph, and other factors that may arise in the future, the Listed Persons may be involved in such matters and, depending on the facts and circumstances at such time, may formulate a plan with respect to such matters. In addition, the Listed Persons may entertain discussions with, and proposals to, the Issuer, to other unitholders of the Issuer or to third parties.
     References to, and descriptions of, the Partnership Agreement of the Issuer as set forth in this Item 4 are qualified in their entirety by reference to the Partnership Agreement filed as Exhibit 3.1 to the Issuer’s current report on Form 8-K (File No. 001-32599) filed with the Securities and Exchange Commission (the “Commission”) on August 26, 2005 which is incorporated in its entirety in this Item 4. References to, and descriptions of, the GP LLC Agreement as set forth in this Item 4 are qualified in their entirety by reference to the GP LLC Agreement filed as Exhibit 3.2 to the Issuer’s current report on Form 8-K (File No. 001-32599) filed with the Commission on August 26, 2005 which is incorporated in its entirety in this Item 4. References to, and descriptions of, the Purchase Agreement as set forth in this Item 4 are qualified in their entirety by reference to the Purchase Agreement filed as Exhibit 2.1 to the Issuer’s current report on Form 8-K (File No. 001-32599) filed with the Commission on April 7, 2006 which is incorporated in its entirety in this Item 4.
Item 5. Interest in Securities of the Issuer
     The information previously provided in response to this Item 5 is hereby amended by replacing the text thereof in its entirety with the following:
     (a) (1) WE is the record and beneficial owner of 447,308 Common Units, which based on calculations made in accordance with Rule 13d-3 (“Rule 13d-3”) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and there being 7,006,146 Common Units outstanding as of February 28, 2006, represents 6.4% of the outstanding Common Units. WE also is the record owner of 2,504,925 Subordinated Units, which may be converted into Common Units on a one-for-one basis upon the satisfaction of certain financial tests set forth in the Issuer’s Partnership Agreement.
          (2) MAPCO, as the sole member of WE, may, pursuant to Rule 13d-3, be deemed to beneficially own 447,308 Common Units, which based on calculations made in accordance with Rule 13d-3 and there being 7,006,146 Common Units outstanding as of February 28, 2006, represents 6.4% of the outstanding Common Units. MAPCO may also be deemed to be the beneficial owner of 2,504,925 Subordinated Units, which may be converted into Common Units on a one-for-one basis upon the satisfaction of certain financial tests set forth in the Issuer’s Partnership Agreement.
          (3) Holdings is the record and beneficial owner of 428,239 Common Units, which based on calculations made in accordance with Rule 13d-3 and there being 7,006,146 Common Units outstanding as of February 28, 2006, represents 6.1% of the outstanding Common Units. Holdings also is the record owner of 2,398,139 Subordinated Units, which may be converted into Common Units on a one-for-one basis upon the satisfaction of certain financial tests set forth in the Issuer’s Partnership Agreement.
          (4) WES is the record owner of 158,473 Common Units and, as the sole stockholder of MAPCO and the sole member of Williams Pipeline, may, pursuant to Rule 13d-3, be deemed to beneficially own the 447,308 Common Units held of record by WE and the 215,980 Common Units held of record by Williams Pipeline, for a total of 821,761 Common Units, which based on calculations made in accordance with Rule 13d-3 and there being 7,006,146 Common Units outstanding as of February 28, 2006, represents 11.7% of the outstanding Common Units. WES is also the record owner of 887,450 Subordinated Units and, as the sole stockholder of MAPCO and the sole member of Williams Pipeline, may, pursuant to Rule 13d-3, be deemed to beneficially own the 2,504,925 Subordinated Units held of record by WE and the 1,209,486 Subordinated Units held of record by Williams Pipeline, for a total of 4,601,861 Subordinated Units, which may be converted into Common Units on a one-for-one basis upon the satisfaction of certain financial tests set forth in the Issuer’s Partnership Agreement. WES, as the sole member of GP LLC, may also, pursuant to Rule 13d-3, be deemed to beneficially own the 2% general partner interest and the incentive distribution rights (which represent the right to receive increasing percentages of quarterly distributions in excess of specified amounts) in the Issuer held by GP LLC.
          (5) TWC, as the direct or indirect 100% owner of each of WES, WE, Williams Pipeline and Holdings, may, pursuant to Rule 13d-3, be deemed to beneficially own the aggregate 1,250,000 Common Units held of record by WES, WE, Williams Pipeline and Holdings, which based on calculations made in accordance with Rule 13d-3 and there being 7,006,146 Common Units outstanding as of February 28, 2006, represents 17.8% of the outstanding Common Units. TWC, as the direct or indirect 100% owner of each of WES, WE, Williams Pipeline and Holdings, may, pursuant to Rule 13d-3, be deemed to beneficially own the aggregate 7,000,000 Subordinated Units held of record by WES, WE, Williams Pipeline and Holdings, which represent all of the outstanding Subordinated Units as of February 28, 2006. The Subordinated Units may be converted into Common Units on a one-for-one basis upon the satisfaction of certain financial tests set forth in the Issuer’s Partnership Agreement. TWC, as the sole member of WES, as the sole member of GP LLC, may also, pursuant to Rule 13d-3, be deemed to beneficially own the 2% general partner interest and the incentive distribution rights (which represent the right to receive increasing percentages of quarterly distributions in excess of specified amounts) in the Issuer held by GP LLC.
          (6) GP LLC, as the sole general partner of the Issuer, does not beneficially own any Common Units of the Issuer. However, GP LLC does own a 2% general partner interest and the incentive distribution rights (which represent the right to receive increasing percentages of quarterly distributions in excess of specified amounts) in the Issuer.
          (7) See Schedule 1 for the aggregate number and percentage of Common Units beneficially owned by the Listed Persons.
     (b) The information set forth in Items 7 through 11 of the cover pages hereto is incorporated herein by reference. See Schedule 1 for the information applicable to the Listed Persons.
     (c) Except as described in Item 3 above or elsewhere in this Schedule 13D, none of the Reporting Persons or, to the Reporting Persons’ knowledge, the Listed Persons has effected any transactions in the Common Units during the past 60 days.
     (d) The Reporting Persons have the right to receive distributions from, and the proceeds from the sale of, the respective Common Units reported by such persons on the cover pages of this Schedule 13D and in this Item 5. See Schedule 1 for the information applicable to the Listed Persons. The members of Holdings — MAPCO, Williams Midstream Natural Gas Liquids, Inc., Williams Natural Gas Liquids, Inc. and ESPAGAS USA Inc. — may have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, Common Units beneficially owned by Holdings. Except for the foregoing and the cash distribution described in Item 6 below, no other person is known by the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, Common Units beneficially owned by the Reporting Persons or, to the Reporting Persons’ knowledge, the Listed Persons.
     (e) Not applicable.

Item 7. Material to Be Filed as Exhibits
The information previously provided in response to this Item 7 is hereby amended by replacing the text thereof in its entirety with the following:

Exhibit A	Amended and Restated Agreement of Limited Partnership of Williams Partners L.P. (attached as Exhibit 3.1 to the Issuer’s current report on Form 8-K (File No. 001-32599) filed with the Commission on August 26, 2005 and incorporated herein in its entirety by reference).

Exhibit B	Omnibus Agreement among Williams Partners L.P., Williams Energy Services, LLC, Williams Energy, L.L.C., Williams Partners Holdings LLC, Williams Discovery Pipeline LLC, Williams Partners GP LLC, (for purposes of Articles V and VI thereof only) The Williams Companies, Inc. and certain other parties named therein (attached as Exhibit 10.1 to the Issuer’s current report on Form 8-K (File No. 001-32599) filed with the Commission on August 26, 2005 and incorporated herein in its entirety by reference).

Exhibit C	Amended and Restated Limited Liability Company Agreement of Williams Partners GP LLC (attached as Exhibit 3.2 to the Issuer’s current report on Form 8-K (File No. 001-32599) filed with the Commission on August 26, 2005 and incorporated herein in its entirety by reference).

Exhibit D	Working Capital Loan Agreement, dated August 23, 2005, between The Williams Companies, Inc. and Williams Partners L.P. (attached as Exhibit 10.4 to the Issuer’s current report on Form 8-K (File No. 001-32599) filed with the Commission on August 26, 2005 and incorporated herein in its entirety by reference).

Exhibit E	Amended and Restated Credit Agreement dated as of May 20, 2005 among The Williams Companies, Inc., Williams Partners L.P., Northwest Pipeline Corporation, Transcontinental Gas Pipe Line Corporation, and the Banks, Citibank, N.A. and Bank of America, N.A., and Citicorp USA, INC. as administrative agent (attached as Exhibit 1.1 to The Williams Companies, Inc.’s current report on Form 8-K (File No. 001-04174) filed with the Commission on May 26, 2005 and incorporated herein in its entirety by reference).

Exhibit F	Joint Filing Statement (attached as Exhibit F to the Original Schedule 13D (File No. 005-80960) filed with the Commission on September 2, 2005 and incorporated hereby in its entirety by reference).

Exhibit G	Contribution, Conveyance and Assumption Agreement, dated August 23, 2005, by and among Williams Partners L.P., Williams Energy, L.L.C., Williams Partners GP LLC, Williams Partners Operating LLC, Williams Energy Services, LLC, Williams Discovery Pipeline LLC, Williams Partners Holdings LLC and Williams Natural Gas Liquids, Inc. (attached as Exhibit 10.3 to the Issuer’s current report on Form 8-K (File No. 001-32599) filed with the Commission on August 26, 2005 and incorporated herein in its entirety by reference).

Exhibit H	Underwriting Agreement, dated August 17, 2005, among Williams Partners L.P., Williams Natural Gas Liquids, Inc., Williams Midstream Natural Gas Liquids, Inc., Williams Energy, L.L.C., Williams Energy Services, LLC, Williams Discovery Pipeline LLC, Williams Partners Holdings LLC, Williams Partners GP LLC, Williams Partners Operating LLC and Lehman Brothers Inc., Citigroup Global Markets Inc., RBC Capital Markets Corporation and Wachovia Capital Markets, LLC (attached as Exhibit 1.1 to the Issuer’s current report on Form 8-K (File No. 001-32599) filed with the Commission on August 23, 2005 and incorporated herein in its entirety by reference).

Exhibit I	Purchase and Sale Agreement, dated April 6, 2006, by and among Williams Energy Services, LLC, Williams Field Services Group, LLC, Williams Field Services Company, LLC, Williams Partners GP LLC, Williams Partners L.P. and Williams Partners Operating LLC (attached as Exhibit 2.1 to the Issuer’s current report on Form 8-K (File No. 001-32599) filed with the Commission on April 7, 2006 and incorporated herein in its entirety by reference).

Signatures
     After reasonable inquiry and to the best of the knowledge and belief of the undersigned, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.
Dated: April 12, 2006

The Williams Companies, Inc.

By:	/s/ Donald R. Chappel

Name: Donald R. Chappel
Title: Senior Vice President & Chief Financial Officer

Williams Energy Services, LLC

By:	/s/ Alan S. Armstrong

Name: Alan S. Armstrong
Title: Senior Vice President

Williams Energy, L.L.C.

By:	/s/ Alan S. Armstrong

Name: Alan S. Armstrong
Title: Senior Vice President & General Manager – Business Development

MAPCO Inc.

By:	/s/ Alan S. Armstrong

Name: Alan S. Armstrong
Title: Chairman of the Board, Senior Vice President & General Manager

Williams Partners Holdings LLC

By:	/s/ Alan S. Armstrong

Name: Alan S. Armstrong
Title: Chief Operating Officer

Williams Partners GP LLC

By:	/s/ Alan S. Armstrong

Name: Alan S. Armstrong
Title: Chief Operating Officer

Schedule 1
Executive Officers of The Williams Companies, Inc.

Alan S. Armstrong
c/o The Williams Companies, Inc.
One Williams Center
Tulsa, Oklahoma 74172-0172
Principal Occupation: Senior vice president, Midstream
Citizenship: USA
Amount Beneficially Owned: 10,000 (less than 1%)* # &

James J. Bender
c/o The Williams Companies, Inc.
One Williams Center
Tulsa, Oklahoma 74172-0172
Principal Occupation: Senior vice president and general counsel
Citizenship: USA
Amount Beneficially Owned: 2,000 (less than 1%)* # &

Donald R. Chappel
c/o The Williams Companies, Inc.
One Williams Center
Tulsa, Oklahoma 74172-0172
Principal Occupation: Senior vice president and chief financial officer
Citizenship: USA
Amount Beneficially Owned: 10,000 (less than 1%)* # &

Ralph A. Hill
c/o The Williams Companies, Inc.
One Williams Center
Tulsa, Oklahoma 74172-0172
Principal Occupation: Senior vice president, Exploration and Production
Citizenship: USA
Amount Beneficially Owned: 500 (less than 1%)* # &

William E. Hobbs
c/o The Williams Companies, Inc.
One Williams Center
Tulsa, Oklahoma 74172-0172
Principal Occupation: Senior vice president, Power
Citizenship: USA
Amount Beneficially Owned: 500 (less than 1%)* # &

Michael P. Johnson, Sr.
c/o The Williams Companies, Inc.
One Williams Center
Tulsa, Oklahoma 74172-0172
Principal Occupation: Senior vice president and chief administrative officer
Citizenship: USA
Amount Beneficially Owned: 5,000 (less than 1%)* # &

Steven J. Malcolm
c/o The Williams Companies, Inc.
One Williams Center
Tulsa, Oklahoma 74172-0172

Principal Occupation: Chairman of the board, chief executive officer and president
Citizenship: USA
Amount Beneficially Owned: 25,100 (less than 1%)* $ @

Ted T. Timmermans
c/o The Williams Companies, Inc.
One Williams Center
Tulsa, Oklahoma 74172-0172
Principal Occupation: Vice president, corporate controller and chief accounting officer
Citizenship: USA
Amount Beneficially Owned: 300 (less than 1%)* # &

Phillip D. Wright
c/o The Williams Companies, Inc.
One Williams Center
Tulsa, Oklahoma 74172-0172
Principal Occupation: Senior vice president, Gas Pipeline
Citizenship: USA
Amount Beneficially Owned: 2,000 (less than 1%)* # &

Board of Directors of The Williams Companies, Inc.

Irl Engelhardt
c/o Peabody Energy
701 Market Street, 9th Floor
St. Louis, Missouri 63101
Principal Occupation: Chairman and chief executive officer of Peabody Energy, a private-sector coal company
Citizenship: USA
Amount Beneficially Owned: 0

William R. Granberry
Compass Operating, LLC (“Compass”)
400 W. Illinois, Suite 1000
Midland, Texas 79701
Principal Occupation: Member of Compass, a company that explores for, develops and produces oil and gas in the Permian Basin of West Texas and southeast New Mexico
Citizenship: USA
Amount Beneficially Owned: 0

William E. Green
425 Sherman Avenue, Suite 100
Palo Alto, California 94306
Principal Occupation: Founder of William Green & Associates, a Palo Alto, California law firm, and vice president, general counsel and secretary of AIM Broadcasting, LLC, a broadcast media firm, whose address is 480 Lytton Avenue, Suite 7, Palo Alto, California 94301
Citizenship: USA
Amount Beneficially Owned: 2,000 (less than 1%)* # &

Juanita H. Hinshaw
7701 Forsyth Blvd., Suite 1000
Clayton, Missouri 63105
Principal Occupation: Retired
Citizenship: USA
Amount Beneficially Owned: 1,000 (less than 1%)* # &

W.R. Howell
42113 N. 105th Street
Scottsdale, Arizona 85262
Principal Occupation: Retired
Citizenship: USA
Amount Beneficially Owned: 5,000 (less than 1%)* # &

Charles M. Lillis
9785 Maroon Circle, Suite 110
Englewood, Colorado 80112

Principal Occupation: Co-founder and principal of LoneTree Partners, a private equity investing group
Citizenship: USA
Amount Beneficially Owned: 0

George A. Lorch
1125 Dormie Drive
Naples, Florida 34108
Principal Occupation: Retired
Citizenship: USA
Amount Beneficially Owned: 5,000 (less than 1%)+ #

William G. Lowrie
24 Eagle Island Place
Sheldon, South Carolina 29441
Principal Occupation: Retired
Citizenship: USA
Amount Beneficially Owned: 1,000 (less than 1%)* # &

Frank T. MacInnis
c/o EMCOR Group, Inc.
301 Merritt Seven, 6th Floor
Norwalk, Connecticut 06851
Principal Occupation: Chairman of the board and chief executive officer of EMCOR Group, Inc., an electrical and mechanical construction and facilities management group
Citizenship: USA
Amount Beneficially Owned: 5,000 (less than 1%)* # &

Steven J. Malcolm
(see above)

Janice D. Stoney
1314 Douglas-On-The-Mall
Omaha, Nebraska 68102
Principal Occupation: Retired
Citizenship: USA
Amount Beneficially Owned: 5,000 (less than 1%)* # &

Joseph H. Williams
c/o The Williams Companies, Inc.
One Williams Center
Tulsa, Oklahoma 74172-0172
Principal Occupation: Retired
Citizenship: USA
Amount Beneficially Owned: 1,500 (less than 1%)* # &

Executive Officers of MAPCO Inc.

Alan S. Armstrong
(see above)

Board of Directors of MAPCO Inc.

Alan S. Armstrong
(see above)

R.T. Cronk
c/o The Williams Companies, Inc.
One Williams Center
Tulsa, Oklahoma 74172-0172
Principal Occupation: Vice president, technical services of Williams Midstream Gas and Liquids, a segment of The Williams Companies, Inc.
Citizenship: USA
Amount Beneficially Owned: 0

Steven J. Malcolm
(see above)

Executive Officers of Williams Energy Services, LLC

Steven Malcolm
(see above)

Alan S. Armstrong
(see above)

Michael P. Johnson
(see above)

Board of Directors of Williams Energy Services, LLC

Steven J. Malcolm
(see above)

Michael P. Johnson
(see above)

Donald R. Chappel
(see above)

Executive Officers of Williams Partners GP LLC

Steven J. Malcolm
(see above)

Donald R. Chappel
(see above)

Alan S. Armstrong
(see above)

James J. Bender
(see above)

Board of Directors of Williams Partners GP LLC

Steven J. Malcolm
(see above)

Donald R. Chappel
(see above)

Alan S. Armstrong
(see above)

Phillip D. Wright
(see above)

Bill Z. Parker
c/o Williams Partners GP LLC
One Williams Center
Tulsa, Oklahoma 74172-0172
Principal Occupation: Retired
Citizenship: USA
Amount Beneficially Owned: 7,326 (including 2,326 restricted Common Units) (less than 1%)* # & %

Alice M. Peterson
c/o Williams Partners GP LLC
One Williams Center
Tulsa, Oklahoma 74172-0172
Principal Occupation: President of Syrus Global, a provider of ethics, compliance and reputation management solutions
Citizenship: USA
Amount Beneficially Owned: 2,326 restricted Common Units (less than 1%) * & %

Thomas C. Knudson
c/o Williams Partners GP LLC
One Williams Center
Tulsa, Oklahoma 74172-0172
Principal Occupation: Retired
Citizenship: USA
Amount Beneficially Owned: 1,494 restricted Common Units (less than 1%) * & %

* Listed Person has sole power to vote or direct the vote and sole power to dispose or to direct the disposition of the Common Units, except for any restricted Common Units held by such Listed Person for which the power to dispose or to direct the disposition is restricted until the vesting of the restricted Common Units
+ Listed Person holds such Common Units in joint tenancy with his wife and, therefore, the Listed Person has shared power to vote or direct the vote and shared power to dispose or to direct the disposition of the Common Units, and the Listed Person’s wife also has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such Common Units
# Listed Person acquired Common Units pursuant to Issuer’s directed unit program
$ Listed Person acquired 25,000 Common Units pursuant to Issuer’s directed unit program and 100 Common Units in the open market
& Listed Person has right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such Common Units
@ Listed Person is the trustee of The Steven J. Malcolm Revocable Trust dated 01/19/2000, who has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such Common Units
% Listed Person was granted restricted Common Units under Williams Partners GP LLC Long-Term Incentive Plan as consideration for service on board of directors of GP LLC.

EXHIBIT INDEX

Exhibit A	Amended and Restated Agreement of Limited Partnership of Williams Partners L.P. (attached as Exhibit 3.1 to the Issuer’s current report on Form 8-K (File No. 001-32599) filed with the Commission on August 26, 2005 and incorporated herein in its entirety by reference).

Exhibit B	Omnibus Agreement among Williams Partners L.P., Williams Energy Services, LLC, Williams Energy, L.L.C., Williams Partners Holdings LLC, Williams Discovery Pipeline LLC, Williams Partners GP LLC, (for purposes of Articles V and VI thereof only) The Williams Companies, Inc. and certain other parties named therein (filed as Exhibit 10.1 to the Issuer’s current report on Form 8-K (File No. 001-32599) filed with the Commission on August 26, 2005 and incorporated herein in its entirety by reference).

Exhibit C	Amended and Restated Limited Liability Company Agreement of Williams Partners GP LLC (attached as Exhibit 3.2 to the Issuer’s current report on Form 8-K (File No. 001-32599) filed with the Commission on August 26, 2005 and incorporated herein in its entirety by reference).

Exhibit D	Working Capital Loan Agreement, dated August 23, 2005, between The Williams Companies, Inc. and Williams Partners L.P. (attached as Exhibit 10.4 to the Issuer’s current report on Form 8-K (File No. 001-32599) filed with the Commission on August 26, 2005 and incorporated herein in its entirety by reference).

Exhibit E	Amended and Restated Credit Agreement dated as of May 20, 2005 among The Williams Companies, Inc., Williams Partners L.P., Northwest Pipeline Corporation, Transcontinental Gas Pipe Line Corporation, and the Banks, Citibank, N.A. and Bank of America, N.A., and Citicorp USA, INC. as administrative agent (attached as Exhibit 1.1 to The Williams Companies, Inc.’s current report on Form 8-K (File No. 001-04174) filed with the Commission on May 26, 2005 and incorporated herein in its entirety by reference).

Exhibit F	Joint Filing Statement (attached as Exhibit F to the Original Schedule 13D (File No. 005-80960) filed with the Commission on September 2, 2005 and incorporated herein in its entirety by reference).

Exhibit G	Contribution, Conveyance and Assumption Agreement, dated August 23, 2005, by and among Williams Partners L.P., Williams Energy, L.L.C., Williams Partners GP LLC, Williams Partners Operating LLC, Williams Energy Services, LLC, Williams Discovery Pipeline LLC, Williams Partners Holdings LLC and Williams Natural Gas Liquids, Inc. (attached as Exhibit 10.3 to the Issuer’s current report on Form 8-K (File No. 001-32599) filed with the Commission on August 26, 2005 and incorporated herein in its entirety by reference).

Exhibit H	Underwriting Agreement, dated August 17, 2005, among Williams Partners L.P., Williams Natural Gas Liquids, Inc., Williams Midstream Natural Gas Liquids, Inc., Williams Energy, L.L.C., Williams Energy Services, LLC, Williams Discovery Pipeline LLC, Williams Partners Holdings LLC, Williams Partners GP LLC, Williams Partners Operating LLC and Lehman Brothers Inc., Citigroup Global Markets Inc., RBC Capital Markets Corporation and Wachovia Capital Markets, LLC (attached as Exhibit 1.1 to the Issuer’s current report on Form 8-K (File No. 001-32599) filed with the Commission on August 23, 2005 and incorporated herein in its entirety by reference).

Exhibit I	Purchase and Sale Agreement, dated April 6, 2006, by and among Williams Energy Services, LLC, Williams Field Services Group, LLC, Williams Field Services Company, LLC, Williams Partners GP LLC, Williams Partners L.P. and Williams Partners Operating LLC (attached as Exhibit 2.1 to the Issuer’s current report on Form 8-K (File No. 001-32599) filed with the Commission on April 7, 2006 and incorporated herein in its entirety by reference).